Filed by CenturyLink, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-6(b) of the Securities Act of 1934

Subject Company: Qwest Communications International Inc.
Registration Statement #333-167339

CenturyLink™

Qwest

Qwest

Qwest Overview and the CenturyLink Transaction

This presentation may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives, among others; our substantial indebtedness, and our inability to complete any efforts to further de-lever our balance sheet; adverse results of increased review and scrutiny by media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the effects of consolidation in our industry; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and continued unfavorable general economic conditions.

The information contained in this presentation is a statement of Qwest’s present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest’s assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest’s assumptions or otherwise. The cautionary statements contained or referred to in this presentation should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This presentation may include analysts’ estimates and other information prepared by third parties for which Qwest assumes no responsibility.

Qwest undertakes no obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

By including any information in this presentation, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.

The Qwest logo is a registered trademark of Qwest Communications International Inc. in the U.S. and certain other countries.

  In connection with the proposed transaction, CenturyLink filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (Registration No. 333-167339) that includes a joint preliminary proxy statement of CenturyLink and Qwest Communications International Inc. (“Qwest”) and that also constitute a preliminary prospectus of CenturyLink. CenturyLink and Qwest will mail the definitive joint proxy statement/prospectus to their respective stockholders when it becomes available. Investors and security holders are urged to read the joint definitive proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about Qwest, CenturyLink and the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.
  These documents (when they are available) can also be obtained free of charge from Qwest upon written request to Qwest Communications International Inc., 1801 California Street, 51st floor, Denver, Colorado 80202, Attention: Shareowner Relations or by calling 1-800-567-7296, or from CenturyLink, upon written request to CenturyLink, 100 CenturyTel Drive, Monroe, Louisiana, 71203, Attention: Corporate Secretary. Qwest, CenturyLink and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Qwest may be found in its 2009 Annual Report on Form 10-K filed with the SEC on February 16, 2010, and in its definitive proxy statement relating to its 2010 Annual Meeting of Stockholders filed with the SEC on March 17, 2010. Information about the directors and executive officers of CenturyLink may be found in its 2009 Annual Report on Form 10-K filed with the SEC on March 1, 2010, and definitive proxy statement relating to its 2010 Annual Meeting of Shareholders filed with the SEC on April 7, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.
  This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Qwest/U S WEST History

1984 — U S WEST was created as a Regional Bell Operating Company (RBOC) with 3 subsidiaries: Mountain Bell, Northwestern Bell, and Pacific Northwest Bell

1988 — SP Telecom was founded by Phil Anschutz, as a subsidiary of Southern Pacific Transportation Co. An all-digital, fiber-optic network was laid along railroad lines, and connected at junctions to serve businesses with high speed data and T1 services

1991 — Those 3 subsidiaries were consolidated into U S WEST Communications – the first Baby Bell to consolidate operations of its Bell Operating Companies

1997 — SP Telecom assumes the name -- Qwest Communications International Inc. -- and goes public later that year

1997 — Qwest acquires Internet service provider SuperNet

1998 — Qwest merges with long-distance carrier LCI International ($4.4 billion). Acquires EUnet, a leading European business Internet service provider. Enters venture with KPN to build/operate a high capacity European fiber optic (IP)-based network .

2000 — Qwest merges with U S WEST in a $48 billion deal

2002 — Qwest sells Dex directory business for $7 billion to help pay down debt

2008 — Qwest issues a quarterly dividend for the first time since 2001

2010 — Announces $22 billion merger with CenturyLink

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Qwest Leaders

Ed Mueller
Chairman and CEO

Stephanie Comfort
EVP – Corp. Strategy

Teresa Taylor
EVP and COO

Joe Euteneuer
EVP and CFO

Rich Baer
EVP, General Counsel and CAO

Chris Ancell
EVP – BMG

Roland Thornton
EVP – Wholesale

Bob Tregemba
EVP – Network

Girish Varma
SVP – CIO

Dan Yost
EVP – Mass Markets

Stefan Stein
SVP – Risk Management and Chief Ethics and Compliance Officer

Steve Davis
SVP – Public Policy and Government Services

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Our vision is to be a profitable growth company known for Perfecting the Customer Experience. Our Vision is what we aspire to be, it’s the main focus of everything we do, to differentiate us from competitors. It drives our strategies, priorities and goals.

  Ed Mueller

Qwest SPEED Strategies for Growth

S P E E D

Simple, Integrated Solutions

Deliver simplified integrated solutions driven by customer insights

Partnerships

Deepen current partnerships, improve integration, and forge new ones

Expand Broadband

Increase all broadband capabilities to customers at home, at work and on the go

Efficiency and Productivity

Continue to drive productivity and cost efficiency to best-in-class levels

Disciplined Balance of Investment and Returns

Balance investment in profitable growth with return to shareholders

CenturyLink™
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Qwest

Qwest Values and Core Attributes

Core Attributes
CLEAR COMMUNICATOR
TEAM ORIENTED
CONSTANT LEARNER
ACCOUNTABLE
SOUND JUDGMENT
ACHIEVES RESULTS
CUSTOMER FOCUSED
INNOVATIVE
ACTS WITH URGENCY
Values
ETHICAL & HONEST
INCLUSIVE & EMBRACING OF DIVERSITY
RESPECTFUL

"At Qwest, success is defined by more than ***what*** we do, but also by ***how*** we do it. To address the ***how***, Qwest's values provide the framework to guide every decision and action. They are the foundation of our culture."

- Ed Mueller

CenturyLink™

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Qwest

Qwest's Organizational Structure

- Qwest has:
  - three **Business Units**
  - and two **Operational Units**

Business Markets | **Mass Markets** | **Wholesale Markets**

Network

Information Technology

- About 2/3^{rds} of Qwest total revenue comes from business customers
  - Including Enterprise Businesses, Wholesalers and Small Businesses
- About 1/3rd of Qwest total revenue comes from residential customers

CenturyLink™
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Qwest

About Qwest - Overview

- As a leading communications provider, Qwest serves:
  - Residential and small business customers within 14 states:
    - Local voice services through 5.5 million residential and 1.2 million small business access lines
    - High-speed Internet access to 2.9 million broadband subscribers
    - Video content to 951,000 subscribers
    - Wireless service to 922,000 subscribers
  - Enterprise and government agencies across the U.S.
    - Qwest is the choice of 95% of Fortune 500 companies
    - Local services through 2 million business access lines
    - Advanced data and Internet solutions
    - Participates in Networx, the largest communications services contract in the world
  - Domestic and international wholesale customers
    - Local services through 1 million wholesale access lines including unbundled network elements, billing and access services
    - Voice, data and Internet services for domestic and international carriers

Business Markets Overview

Products and Services

- *Strategic:* Private Line, Qwest IQ Networking, Hosting, DIA, VoIP
- *Legacy:* Long Distance, Local, Access
- *Data Integration:* CPE

BMG Revenue Mix

Mid-Size
Government
Enterprise

Sales Channels

- Mid-Markets
- Key
- Major
- Global
- Federal
- State/local government/education

Trends

- Impacts of economy mixed
- Legacy voice and data users migrating to strategic solutions
- Achieving stable recurring revenues

2009 Business Markets Performance

- BMG strategic revenues increased nearly 13% in 2009 – and are approaching half of BMG revenues
- BMG has outperformed peers in last 2 years, gaining market share

BMG Revenue ($M)
$2,500
$2,000
$1,500
$1,000
$500
$-
2007
2008
2009
Strategic Revenue
Legacy Revenue

BMG Total Margin %
41.0%
39.0%
37.0%
35.0%
33.0%
31.0%
29.0%
27.0%
25.0%
2007
2008
2009
Total Margin

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Qwest

Mass Markets Overview

Products and Services

- *Strategic:* High-Speed Internet, DirecTV, Verizon Wireless
- *Legacy:* Long Distance, Local Voice Services

Consumer Competitors

- Comcast
- Cox
- Wireless

Small Bus. Competitors

- Comcast
- Cox
- Granite
- Integra

Trends

- Access line losses to wireless competition and the economy
  - Retention efforts helping
- Continued demand for broadband services
- Partnerships with Verizon Wireless and DirecTV add customer value

2009 Mass Markets Performance

FTTN Penetration
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2007
2008
2009
FTTN Homes Passed
FTTN Penetration

- FTTN homes passed approximately 3.8 M as of 1Q 2010
- FTTN penetration increased from 7% in 2008 to 11.5% in 2009
- Increased Consumer ARPU 5% year/year
- Bundle Penetration was 64% in 2008 and increased to 66% in 2009
- Reduced customer churn

Consumer ARPU / Share of Wallet
$60.00
$57.00
$54.00
$51.00
$48.00
2007
2008
2009

Consumer Bundle Penetration
69.0%
66.0%
63.0%
60.0%
57.0%
2007
2008
2009

CenturyLink™

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Qwest

Wholesale Markets Overview

Products and Services

- *Strategic:* Private Line, DIA, Fiber-to-the-Cell
- *Legacy:* Long Distance, Local Voice Services

Primary Competitors

- AT&T
- Verizon
- Sprint
- Level 3
- XO Communications
- Global Crossing

Trends

- Improving revenue mix
- Accelerated peer grooming
- Industry consolidation
- Wireless data growth

2009 Wholesale Markets Performance

WMG Revenue
100%
80%
60%
40%
20%
0%
2007
2008
2009
Strategic Revenue
Legacy Revenue

WMG Total Margin
64
62
60
58
56
54
52
50
2007
2008
2009

- Results reflect an improved strategic product mix
- Fiber to the Cell Sites provides an avenue for strategic revenue growth while protecting existing copper
- Long distance trading desk lowered sales costs and improved profitability

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Qwest

Investing in solutions to enhance customer experiences and deliver strong economic benefits

Business Markets

- Managed services agreement with IBM
- Expanding metro fiber presence
- Web-based network management tools

Mass Markets

- Continued build-out of FTTN network
- Launched 40 Mbps broadband (with 20 Mbps up)
- Strategic partnership with DirecTV and Verizon Wireless

Wholesale Markets

- Implemented LD trading desk
- Launched fiber to the cell sites

CenturyLink™

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Qwest

Qwest Network Operations

Boise
Denver
Las Vegas
Phoenix
Los Angeles
San Diego
Omaha
Chicago
Kansas City
Memphis
Dallas
Atlanta
Charlotte
Boston
New York City
Tampa
Miami

- ~15,000 employees
- Next-generation backbone spans 173,000 route miles
- National Network is capable of 10 – 40 Gbps transport; building for 100 Gbps
- 17 Cyber Centers

- Qwest techs meet face-to-face with 200,000 customers/month
- Network employees field 500,000 customer calls/month
- Network completes 800,000 orders/month
- Techs earn a 95% or higher approval rating from customers

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Network Strategy Summary

www.qwest.com
Qwest

- Expand and optimize broadband/IP delivery
- Continue to improve productivity and expense management
- Align technology/resources with current demand, future requirements
- Continue efficient, disciplined investment
- Leverage all customer interactions to perfect the customer experience

CenturyLink
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Qwest

IT is a Key Driver for Delivering Products, Services and Efficiencies

Blended Hourly Development Rate
$
2007
2008
2009

- A mix of onshore and offshore employees has reduced hourly development rates
- Greater capacity – lower unit cost

- Using virtualization technologies and private cloud computing
- Eliminated 50% of our servers over the last 5 years
- Reduced the number of mainframes from 22 to 4
- Decreased the number of internal data centers from 11 to 3

CenturyLink™
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Qwest

2009 Achievements Set the Stage for Continuing Success

- Achieved solid operating performance across all three business units and the operations teams
  - Margins expanded in all Business Units
  - Strong demand for broadband strategic products
    - 37% full year growth in enterprise IP services
    - Higher take rates for fiber-based consumer broadband
  - Improved enterprise business installation intervals by ~20 days
  - Disciplined expense controls - drove cost out of the legacy business
  - Targeted capital investments have reduced the cost per subscriber and will allow us meet the increased demand for broadband

CenturyLink™
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Qwest

Free Cash Flow & EBITDA Margin Improve

Adjusted Free Cash Flow ($M) 1
$2,000
$1,500
$1,000
2007
2008
2009
Guidance Range

Adjusted EBITDA Margin ($M) 1
40%
35%
30%
25%
20%
1Q 2008
1Q 2009
1Q 2010
Adj. EBITDA Margin

- In 2009, achieved highest free cash flow and adjusted EBITDA margin since the Qwest/U S WEST merger in 2000
  - Margin growth largely is due to actions to expand ARPU, increase efficiencies and improve product profitability

[1] Reconciliation of Non-GAAP measures can be found in the appendix to this presentation.

CenturyLink™
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Qwest

Steady Progress in Reducing Leverage

Net Debt ($B) 1
$14.0
$13.5
$13.0
$12.5
$12.0
$11.5
$11.0
$10.5
1Q 2007
1Q 2008
1Q 2009
1Q 2010

Leverage Ratio	3.0x	2.9x	2.8x	2.7x

- Continued to strengthen balance sheet and improve leverage ratio
- Recent actions include calling $525 million in Feb. and tendering $960 million in March
- On track to reduce debt by $3.5 billion

[1] Reconciliation of Non-GAAP measures can be found in the appendix to this presentation.

CenturyLink™
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Qwest

Senior Leadership Appointments

These appointments are effective when the merger closes, reporting to Glen Post.

Karen Puckett
EVP and
Chief Operating Officer

Stewart Ewing
EVP, Chief Financial Officer
and Assistant Secretary

Chris Ancell
President Business
Markets Group

Bill Cheek
President Wholesale
Operations

Stephanie Comfort
EVP Corporate Strategy
And Development

Steven Davis
SVP Public Policy
and Government Relations

Stacey Goff
EVP, General Counsel
and Secretary

Dennis Huber
EVP Network Services

Don McCunniff
SVP Human Resources

Maxine Moreau
SVP Integration
and Process Improvement

Girish Varma
SVP IT Services

Merger Synergies/Benefits

Serve residential; small, medium and large business; wholesale and enterprise customer segments including approximately:

- 5.2 million broadband customers
- 17.3 million access lines
- 1.4 million video subscribers
- across 37 states

data as of December 31, 2009

Pro Forma 2009 revenues of $19.8 billion

CenturyLink™

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Qwest

What Makes Our Companies Better Together?

- A $40 Billion company with scale, scope and flexibility to pursue strategies to drive shareholder value and improve the customer experience
  - IPTV / video
  - IXC / CLEC consolidation
  - Enterprise opportunities
  - Managed services
- Strong pro forma balance sheet
- Similar shareholder bases
- Complementary assets and core competencies
- Generates $3.4 Billion* of free cash flow/year for investments, debt reduction or return of capital to shareholders

CenturyLink™

* Based on Pro Forma FY 2009.

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Qwest

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES —EBITDA (1)
(UNAUDITED)
(Dollars in millions)

	Three Months Ended
	3/31/08	3/31/09	12/31/09	3/31/10
EBITDA—as adjusted	$1,141	$1,145	$1,085	$1,124
Less: Legal reserve	—	—	—	—
Less: Property tax settlement	—	—	—	—
Less: Realignment, severance and
related costs	(45)	(23)	(56)	(11)

EBITDA:	$1,096	$1,122	$1,029	$1,113
Depreciation and amortization	(576)	(573)	(579)	(545)
Total other expense—net	(275)	(251)	(273)	(321)
Income tax expense	(95)	(92)	(69)	(209)
Net income	$150	$206	$108	$38

EBITDA margin percentage—as adjusted:
EBITDA—as adjusted	$1,141	$1,145	$1,085	$1,124
Divided by total operating revenue	$3,399	$3,173	$2,994	$2,966
EBITDA margin percentage—as adjusted	33.6%	36.1%	36.2%	37.9%

EBITDA margin percentage:
EBITDA	$1,096	$1,122	$1,029	$1,113
Divided by total operating revenue	$3,399	$3,173	$2,994	$2,966
EBITDA margin percentage	32.2%	35.4%	34.4%	37.5%

(1) EBITDA, EBITDA margin percentage, EBITDA —as adjusted and EBITDA margin percentage —as adjusted are non-GAAP financial measures. Other companies may calculate these measures (or similarly titled measures) differently. We believe these measures provide useful information to investors in evaluating our capital-intensive business because they reflect our operating performance before the impacts of non-cash items and are indicators of our ability to service debt, pay taxes and fund discretionary spending such as capital expenditures. Management also uses EBITDA for a number of purposes, including setting targets for compensation and assessing the performance of our operations.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES —FREE CASH FLOW FROM OPERATIONS (1)
(UNAUDITED)
(Dollars in millions)

	Years Ended December 31,
	2007	2008	2009

Free cash flow from operations:
Cash provided by operating activities	$3,026	$2,931	$3,307
Less: Expenditures for property, plant
and equipment and capitalized software.	(1,669)	(1,777)	(1,409)
Free cash flow from operations	1,357	1,154	1,898
Add: certain one-time settlements	445	285	32
Adjusted free cash flow from operations	$1,802	$1,439	$1,930

(1) Free cash flow and adjusted free cash flow from operations are non-GAAP financial measures that indicate cash generated by our business after operating expenses, capital expenditures, interest expense and income tax expense. We believe these measures provide useful information to our investors for purposes of evaluating our ability to satisfy our debt and other mandatory payment obligations and because they reflect cash flows available for financing activities, voluntary debt repayment and to strengthen our balance sheet. This is of particular relevance for our business given our significant debt balance. We also use free cash flow and adjusted free cash flow from operations internally for a variety of purposes, including setting targets for compensation and budgeting our cash needs. These measures are not determined in accordance with GAAP and should not be considered as a substitute for “income before income taxes” or “cash provided by operating activities” or any other measure determined in accordance with GAAP.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES —NET DEBT (1)
(UNAUDITED)
(Dollars in millions)

	3/31/07	3/31/08	3/31/09	3/31/10

Net debt:
Current portion of long-term borrowings	$1,688	$852	$587	$2,046
Long-term borrowings—net	13,013	13,261	12,755	11,500
Total borrowings—net	14,701	14,113	13,342	13,546
Less: cash and cash equivalents	(887)	(634)	(541)	(1,196)
Less: short-term investments	(242)	(48)	(6)	(656)
Net debt	$13,572	$13,431	$12,795	$11,694

Ratio of net debt to annualized EBITDA—as adjusted: (2) (3)
Total net debt	$13,572	$13,431	$12,795	$11,694
Divided by annualized EBITDA—as adjusted	$4,484	$4,578	$4,551	$4,394
Ratio of net debt to annualized EBITDA—as adjusted	3.0	2.9	2.8	2.7

(1) Net debt is a non-GAAP financial measure that we calculate as our total borrowings —net (current plus long-term) less our cash and cash equivalents and short-term investments. We believe net debt is helpful in analyzing our leverage, and management uses this measure in making decisions regarding potential financings. Net debt is not a measure determined in accordance with GAAP and should not be considered as a substitute for “current portion of long-term borrowings” or “long-term borrowings —net” or any other measure determined in accordance with GAAP.

(2) EBITDA —as adjusted is a non-GAAP financial measure that reflects our operating performance before the impacts of certain non-cash items and after removing the effects of items that we believe are not representative of our core ongoing telecommunications operations, such as severance charges, restructuring charges and charges for securities-related litigation. We provide this information to supplement our GAAP financial measures because we believe that investors commonly use this information to analyze the results of our core operations, to identify financial trends in these results and to compare our operating performance to that of our competitors. Management also uses these measures for a number of purposes, including setting targets for compensation and assessing the performance of our operations.

(3) The ratio of net debt to annualized EBITDA —as adjusted is a non-GAAP financial measure that we calculate as net debt divided by a rolling four quarters of EBITDA —as adjusted . Other companies may calculate this measure differently. We believe this measure provides useful information to our investors about our debt level relative to our performance and about our ability to meet our financial obligations.